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                             March 12, 2024

       Andrew Brophy
       Principal Financial Officer
       HEALTHCARE SERVICES GROUP INC
       3220 Tillman Drive, Suite 300
       Bensalem, PA 19020

                                                        Re: HEALTHCARE SERVICES
GROUP INC
                                                            Item 2.02 Form 8-K
filed February 14, 2024
                                                            File No. 000-12015

       Dear Andrew Brophy:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Item 2.02 Form 8-K filed February 14, 2024

       Exhibit 99.1
       Reconciliations of Non-GAAP Financial Measures, page 6

   1. We have the following comments related to certain adjustments made to arrive at your non-GAAP adjusted
revenues, adjusted segment revenues, adjusted segment margins, adjusted costs of
services provided, adjusted selling, general and administrative expense, adjusted net income,
adjusted diluted earnings per share, and EBITDA excluding items impacting comparability
("Adjusted EBITDA"):
                                                            We note that client
restructurings include changes to contracts with existing
                                                            customers for which
the Company has either recorded a reduction to revenue or an increase to bad
debt expense due to clients entering bankruptcy, receivership, or out-
                                                            of-court workouts.
We further note from disclosures in your Form 10-K that the
                                                            revenue portion of
this adjustment relates to your adjustment to reflect the change in estimate for price
concessions based on new facts and circumstances related to a
                                                            client   s
out-of-court restructuring. Such adjustment appears necessary to present your revenues in
accordance with GAAP. We also note a portion of this adjustment relates
 Andrew Brophy
HEALTHCARE SERVICES GROUP INC
March 12, 2024
Page 2
              to bad debt expense. In this regard, we note your risk factor indicating that the
              Company has substantial investment in the creditworthiness and financial condition of its customers as well as your cautionary statement regarding forward-looking statements which addresses this risk and other risks arising from your providing services to the healthcare industry and primarily providers of long-term care. As such, this adjustment appears to relate to normal costs incurred to operate your business. With reference to Questions 100.01 and 100.04 of the Compliance and
              Disclosure Interpretations (   C&DIs   ) on Non- GAAP Financial
Measures, provide
              your basis for these adjustments or confirm that you will no longer present them; and
                Your bad debt expense adjustments reflect the difference between GAAP bad debt expense (CECL) and historical write-offs as a percentage of adjusted revenues. Your self-insurance adjustments reflect changes in the accrued insurance claims liability after considering your updated actuarial estimates for projected incurred losses on past claims. Your gain/loss on deferred compensation adjustment, net represents the changes in fair market value of investments held on behalf of the participating employees. Each of these adjustments appear to result in tailored accounting measures and therefore not consistent with Question 100.04 of the C&DIs. Please advise or confirm you will no longer present these adjustments.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.



                                                              Sincerely,
FirstName LastNameAndrew Brophy
                                          Division of Corporation Finance
Comapany NameHEALTHCARE SERVICES GROUP INC
                                          Office of Industrial Applications and
March 12, 2024 Page 2                     Services
FirstName LastName